UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On January 10, 2022, SOS Information Technology New York Inc. (“SOS NY”), a wholly-owned subsidiary of SOS Limited (the “Company”), entered into a certain purchase and sale agreement (the “Agreement”) with Thor Miner Inc. (“Thor”), pursuant to which SOS NY shall purchase certain cryptocurrency mining hardware and other equipment (the “Equipment”) from Thor from time to time in separate purchase orders (each, an “Order”).

The parties agreed that SOS NY shall pay 50% of the total purchase price of each Order within five (5) days, and the remaining 50% to be paid at least seven (7) calendar days prior to the shipment of the Equipment pursuant to each Order. The parties have made customary representations and warranties, including but not limited to: (i) obtaining all necessary approvals, rights and authorizations to enter into the Agreement; (ii) the execution, delivery and performance of the Agreement does not violate any applicable law, charter, regulation or other agreements; (iii) Thor has good and marketable title of the Equipment free and clear of all claims and other encumbrances of every kind; (iv) the Equipment will be free from defects of workmanship and materials and that the Equipment will operate in accordance with the material functions and features stated in the Order under normal use and conditions for a period of 360 days following its delivery.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text thereof, which is attached as exhibit 99.1 hereto and incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2022

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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